Exhibit 21.1

SUBSIDIARIES OF CONTANGO ORE, INC.

The following entities are subsidiaries of Contango ORE, Inc.:

Name of Entity	State or Country of Organization
CORE Alaska, LLC	Delaware
Contango Minerals Alaska, LLC	Alaska
Contango Lucky Shot Alaska, LLC	Alaska
Contango Mining Canada, Inc.	Canada
Avidian Gold Alaska, Inc.	Alaska